Filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration No. 333-101087

PROSPECTUS

1,421,971 Shares of Common Stock

PLATO LEARNING, INC.

      All of the common stock of PLATO Learning, Inc. offered under this prospectus are being sold by certain of our stockholders identified under “Selling Stockholders” beginning on page 10. The selling stockholders are offering up to 1,421,971 shares of our common stock, par value $.01 per share.

      On May 9, 2002, we acquired NetSchools Corporation pursuant to an Agreement and Plan of Merger among PLATO, NetSchools, certain noteholders of NetSchools and other parties thereto. Pursuant to the NetSchools merger agreement, we issued to certain of the selling stockholders 399,998 shares of our common stock and warrants to acquire 200,000 shares of our common stock. The NetSchools selling stockholders may sell pursuant to this prospectus up to 399,998 shares of common stock, up to 200,000 additional shares of common stock that they will receive upon the exercise by them of the warrants, and up to 400,000 additional shares of common stock currently held in escrow pursuant to the terms of the NetSchools merger agreement and the related escrow agreement.

      On August 9, 2002, we acquired Learning Elements, Inc. pursuant to an Agreement and Plan of Merger among PLATO, Learning Elements and the other parties thereto. Pursuant to the Learning Elements merger agreement, we issued 379,771 shares of our common stock to certain of the selling stockholders. The Learning Elements selling stockholders may sell pursuant to this prospectus 379,771 shares of common stock and up to 42,202 additional shares of common stock currently held in escrow pursuant to the terms of the Learning Elements merger agreement.

      Our common stock is listed on the Nasdaq National Market under the symbol “TUTR.” On November 18, 2002, the last reported sale price for our common stock was $6.58 per share.

      Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy and adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

November 18, 2002

PROSPECTUS SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPENSES
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INFORMATION INCORPORATED BY REFERENCE

Prospectus Summary	1
The Offering	3
Forward Looking Statements	4
Risk Factors	5
Risks Associated with Our Business	5
Risks Related to This Offering and Ownership of Our Common Stock	8
Use of Proceeds	10
Selling Stockholders	10
NetSchools Selling Stockholders	10
Learning Elements Selling Stockholders	11
Plan of Distribution	13
Expenses	14
Legal Matters	14
Experts	14
Available Information	14
Information Incorporated by Reference	15

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks discussed under “Risk Factors” beginning on page 5.

Our Business

      We are a leading provider of e-learning courseware and related services primarily to elementary schools, middle schools, high schools and colleges. We also sell to job training programs, correctional institutions, military education programs, corporations and individuals. Our research-based courseware library includes over 3,500 hours of mastery-based instruction covering over 12,500 learning objectives in the subject areas of reading, writing and language arts, math, science, social studies and work skills. Our assessment tools allow instructors to assess each individual student’s instructional needs and prescribe a personalized instructional program using our courseware. Through the PLATO Learning System and PLATO Web Learning Network, we provide educators and trainers with an effective complement, supplement or alternative to an instructor-led education process. The PLATO Learning System, which is aligned to state and national performance standards, consists of our assessment tools, instructional mastery-based courseware and related professional services. The PLATO Web Learning Network provides access to our entire courseware library and services through the Internet and private intranets. Our instructional management system allows instructors to monitor each student’s learning progress.

Our Strategy

      Our strategy is to provide a broad range of interactive, multimedia, self-paced courseware delivered on personal computers and over the Internet to address the needs of students of all ages. The critical elements of our strategy are as follows:

•	work closely with customers to design products that meet specific instructional needs and applicable academic standards;

•	expand sales of courseware and services that generate higher profit margins and greater growth opportunities;

•	use the design and structural advantages inherent in our proprietary software development systems to design and develop new courseware and services;

•	extend existing distribution channels to include catalogues, business-to-business, educational portals and home sales;

•	leverage the Internet to expand sales to rural, school-to-home and international markets;

•	expand our PLATO Simulated Test System to capitalize on the increased emphasis on standardized testing; and

•	introduce, integrate and implement elementary school products and services, including those products acquired from Wasatch in April 2001, to increase our opportunities in the elementary school market.

Recent Developments

      On May 9, 2002, we acquired NetSchools Corporation, a provider of Internet-based e-learning software and services solutions for the K-12 market. NetSchools offers a web-based curriculum and instructional management delivery platform that facilitates delivery of school curriculum aligned to local, state and national standards and facilitates online assessment, lesson planning and content delivery. This acquisition will enhance our ability to provide enterprise-wide solutions that align classroom education across all standards and deliver compelling and effective content through NetSchools’ instructional management platform.

      We acquired all the shares of NetSchools for $6.0 million in cash; approximately 800,000 shares of our common stock; 200,000 warrants to purchase shares of our common stock; assumed liabilities and transaction expenses; and additional consideration of up to approximately $6.0 million contingent on NetSchools’ product and services revenues generated through October 2004. After adding transaction costs, this acquisition had a total value of approximately $30.4 million at the effective time of the transaction. Total cash usage related to this acquisition in 2002 is expected to be approximately $12.0 million, which includes direct acquisition costs and repayment of NetSchools bank borrowings, but excludes payments of other ordinary course assumed liabilities. At the effective time of the acquisition, NetSchools was merged with and into a wholly-owned indirect subsidiary of PLATO. As a result, we own all of the issued and outstanding common stock of the merged entity.

      On August 9, 2002 we acquired Learning Elements, Inc., a Maryland-based provider of comprehensive K-3 reading curriculum. We expect this acquisition will bolster our growing curriculum solution for elementary schools by providing a research-based early reading solution that meets the new federal “Reading First” guidelines of the “No Child Left Behind” legislation.

      We acquired all the shares of Learning Elements for $2,950,000 in cash, approximately 422,000 shares of our common stock, assumed liabilities and transaction expenses. After adding transaction costs, this acquisition has a total value of approximately $6 million at the effective time of the transaction. Learning Elements has since been merged into our wholly-owned subsidiary, PLATO, Inc.

THE OFFERING

Common stock offered by the selling stockholders in this offering	1,421,971 shares. 399,998 shares of common stock offered hereby have been issued to certain selling stockholders pursuant to the NetSchools acquisition. Up to 600,000 shares of common stock offered hereby may be issued to certain NetSchools selling stockholders upon the exercise of the warrants issued and upon the distribution of shares of our common stock held in escrow in connection with the NetSchools acquisition. 379,771 shares of common stock offered hereby have been issued to certain selling stockholders pursuant to the Learning Elements acquisition. Up to 42,202 shares of the common stock offered hereby may be distributed to certain Learning Element selling stockholders upon distribution of shares of common stock held in escrow in connection with the Learning Elements acquisition.

Use of proceeds	We will receive no proceeds from the sale by the selling stockholders of the shares of our common stock in connection with this prospectus.

Nasdaq symbol	“TUTR”

      We are a Delaware corporation and were incorporated in 1989. On March 30, 2000, our stockholders approved a change in our name from TRO Learning, Inc. to PLATO Learning, Inc. We also changed the names of our three direct and indirect subsidiaries from The Roach Organization, Inc., TRO Learning (Canada), Inc., and TRO Learning (UK) Ltd. to PLATO, Inc., PLATO Learning (Canada), Inc. and PLATO Learning (UK) Ltd., respectively. Our headquarters are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437 and our telephone number is (952) 832-1000. Our web site address is www.plato.com. Information contained on our web site does not constitute part of this prospectus.

      “PLATO”, “CyberEd” and “Future Education Today” are registered trademarks of PLATO and its subsidiaries. This prospectus also contains trademarks and trade names of other parties.

FORWARD-LOOKING STATEMENTS

       Certain statements incorporated by reference or made in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include our statements about:

•	the competitiveness of the computer-based education and training industry;

•	our ability to keep up with changing trends in the industry;

•	our strategies; and

•	other statements that are not historical facts.

      When used in this prospectus, the words “will”, “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including:

•	declines in periodic financial results;

•	unpredictability of government appropriations;

•	ability to keep up with changing trends in the industry;

•	changes in economic and business conditions (including in the e-learning industry);

•	changes in business strategies; and

•	other factors discussed in “Risk Factors”.

      Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or the date of the document from which they are incorporated by reference. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

       You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually occurs, there could be a material adverse effect on our business, financial condition, cash flows or results of operations. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Associated with Our Business

A reduction in government funding to our customers could have a negative effect on our revenues.

      A significant portion of our total revenues are derived from customers primarily dependent on government funding, such as public school systems, community-based organizations and correctional facilities. The government appropriations process is often slow, unpredictable and subject to factors outside our control. Curtailments or substantial reductions in government funded or sponsored programs and termination or renegotiation of government-funded contracts could have a material adverse impact on, or result in the delay or termination of, our revenues associated with these programs and contracts.

We may not be able to sustain profitability in the future.

      While we have been profitable subsequent to fiscal 1997, we may not sustain profitability in the future. Our future revenues and profits, if any, will depend upon various factors, including continued market acceptance of our products and services. We expect to continue to incur significant costs and expenses associated with the operation and development of an expanding business. These costs and expenses include, but are not limited to, sales and marketing, personnel and product development and enhancement. As a result of these expenses, we will need to generate significant revenue to sustain our profitability.

      Many of our education and training sales are to customers who purchase systems and license courseware on a perpetual license basis. Accordingly, new customers must be found or new or additional products or licenses must be sold to existing customers in order to maintain and expand our education and training revenue stream. In order to sustain profitability, we will need to continue to find new customers, as we have no long-term contracts with our customers.

We may incur a significant impairment of our goodwill balance.

      Under Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets,” which we adopted effective November 1, 2001, goodwill is no longer amortized to expense but must be periodically reviewed for impairment with any related losses recognized when incurred. We have completed the transitional impairment test of goodwill as of November 1, 2001 and the carrying value of goodwill was not impaired as of that date.

      The carrying value of our goodwill was $16,152,000 at November 1, 2001 and $38,486,000 at July 31, 2002. At July 31, 2002, our goodwill was not impaired; however, subsequent to that date, the market value of our common stock had declined to a point where our market capitalization was below our net book value. This may indicate a potential impairment of our goodwill if the market value of our common stock does not increase. If our market capitalization continues to be below our net book value, we may be required to write off all or a portion of our goodwill balance in the fourth quarter of fiscal year 2002.

Fluctuations in our quarterly results may adversely affect the implementation of our strategy.

      Our revenues and profitability may fluctuate as a result of many factors, including the size, timing and product mix of orders and the capital and operating spending patterns of our customers. We sell our courseware directly to school districts and adult education sites. The timing of our revenues is difficult to forecast because the sales cycle is relatively long and our services are affected by both the financial conditions and the management decisions of our clients and general economic conditions. Historically we have experienced our lowest revenues in the first fiscal quarter and increasingly higher levels of revenues in each of the next three fiscal quarters.

Competition in our industry is intense and could adversely affect our performance.

      The e-learning industry is intensely competitive, rapidly evolving and subject to technological change. Demand for particular courseware products, systems hardware, and our services may be adversely affected by the increasing number of competitive products from which a prospective customer may choose. We compete primarily against other organizations offering educational and training software and services. Our competitors include several large companies with substantially greater financial, technical and marketing resources than ours. We compete with comprehensive curriculum software publishers, companies providing single-title retail products, Internet content and service providers and computer hardware companies. Existing competitors may broaden their product lines and potential competitors may enter the market and/or increase their focus on e-learning, resulting in greater competition for us. Increased competition in our industry could result in price reductions, reduced operating margins or loss of market share, which could seriously harm our business, cash flows and operating results.

The failure to successfully integrate NetSchools, Learning Elements or any future acquisitions could harm our business and operating results.

      If we are unable to successfully integrate NetSchools, Learning Elements or any other businesses that we acquire in the future, our business and operating results could be harmed. We consummated the NetSchools acquisition on May 9, 2002 and the Learning Elements acquisition on August 9, 2002, respectively. Our recent acquisitions will present challenges to us including the integration of the operations, technologies and personnel of PLATO, NetSchools and Learning Elements. Future acquisitions will present similar challenges to us. We will also be subject to special risks including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel. We may not successfully integrate or profitably manage NetSchools’ business, Learning Elements’ business or other businesses we acquire. In addition, we may not achieve revenue levels, increased earnings, profitability, efficiencies or synergies that we believe are available in our recent acquisitions.

      In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses, products or technologies into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

Failure to retain our key executives or attract and retain qualified technical personnel could harm our business and operating results.

      The loss of one or more of our executive officers or other key personnel could inhibit the development of our business and, accordingly, harm our business and operating results. Qualified personnel are in great demand in our industry. Our future success depends in large part on the continued service of our key technical, marketing and sales personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Our key employees may terminate their employment with us at any time. There is competition within the industry for such employees and the process of locating key technical and management personnel with suitable skills may be difficult.

Our future success will depend on our ability to adapt to technological changes and meet evolving industry standards.

      We may encounter difficulties responding to technological changes that could delay our introduction of products and services or other existing products and services. The e-learning industry is characterized by rapid technological change and obsolescence, frequent product introduction, and evolving industry standards. Our future success will depend, to a significant extent, on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs and achieve market acceptance. We may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to maintain our competitive position.

Failure to raise additional capital to fund future operations could harm our business and results of operations.

      We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We believe that our existing cash resources, the amounts available under our senior credit facility and cash generated from our operations will be sufficient to satisfy our operating cash needs for the foreseeable future. Any future decreases in our operating profit, cash flow or stockholders’ equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations or maintain our future growth.

Misuse or misappropriation of our proprietary rights could adversely affect our results of operations.

      Our success depends in part on our intellectual property rights to the products and services that we develop. We rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We own the federal registration of the PLATO and CyberEd trademarks as well as trademarks acquired through the NetSchools and Learning Elements transactions. Certain product trademarks, including “NetSchools Orion” were acquired from the NetSchools transaction. Certain product trademarks, including “Focus” and “Ready to Focus” were acquired from the Learning Elements transaction.

      In addition, we own or license all copyrights in our coursework, none of which is registered with the U.S. Copyright Office. We believe that the additional statutory rights resulting from registration of these copyrights are not necessary for the protection of our rights therein. In addition, in 1989 Control Data assigned the federally registered copyrights in the PLATO courseware to us. We have not recorded the assignment of these copyrights because we believe the additional statutory rights resulting from recordation are not necessary for the protection of our rights therein. We have federal copyrights on all of our courseware produced since 1989. We have not applied for trademark registration at the state level, but have instead relied on our federal registrations and state common law rights to protect our proprietary information. We have registered trademarks for PLATO in the United States and overseas. We regard these registrations as material to our business. We license some software from third-party developers and incorporate it into our courseware offerings. The license agreement with the licensor of the courseware that we acquired in connection with the Wasatch acquisition may allow the licensor to design courseware programs, which are not derivative of the software license we acquired in the Wasatch acquisition, that compete with our courseware.

      We do not include in our products any mechanisms to prevent or inhibit unauthorized copying, but generally require the execution of a license agreement which restricts copying and use of the courseware and software. We have no knowledge of the unauthorized copying of our products. However, if such copying or misuse were to occur to any substantial degree, our operating results could be adversely affected. In addition, our U.S. registrations may not be enforceable or effective in protecting our trademarks and copyrights, especially outside of the U.S.

      Although we believe our products and services have been independently developed and that none of our products or services infringes on the rights of others, third parties may assert infringement claims against us in the future. We may be required to modify our products, services or technologies or obtain a license to permit our continued use of those rights. We may not be able to do so in a timely manner or upon reasonable terms and conditions. Failure to do so could harm our business and operating results.

Risks Related to this Offering and Ownership of Our Common Stock.

The trading price of our common stock may be volatile and could decline.

      The price for our common stock is volatile and could fall below the price you pay in this offering. The market price of our common stock may decline in the future for a variety of reasons; including:

•	quarterly variations in our operating results;

•	changes in earnings estimates by analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	disputes or other developments concerning proprietary rights, including patents and litigation matters and our ability to patent our technologies;

•	departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or

•	general market conditions.

      In particular, the realization of any of the risks described in these “Risk Factors” could have a dramatic and materially adverse impact on the market price of our common stock. In addition, the stock market and the Nasdaq National Market in particular, have experienced significant price and volume fluctuations that have affected the market prices of companies in recent years. These fluctuations may continue to occur and disproportionately impact our stock price. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. This type of litigation could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition, cash flows or results of operations.

The future sale of shares of our common stock may negatively affect our stock price.

      The holders of certain of our convertible securities have registration rights for the shares of common stock issuable upon conversion of these securities as follows:

•	approximately 250,789 shares issued or issuable upon exercise of certain warrants issued in 1999; and

•	approximately 118,708 shares issued or issuable upon exercise of certain warrants issued in July 2000.

      If these holders cause a large number of securities to be registered and sold in the public market, the market price of our common stock could decline. In addition, if we include in a company-initiated registration statement shares held by these holders and there is limited demand to purchase shares of our common stock, this inclusion may harm our ability to raise needed capital by effectively reducing the number of newly-issued shares of our common stock we can sell to the public.

Our charter documents and Delaware law may discourage an acquisition of PLATO that could deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

      Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. Our charter and by-laws also provide that special stockholders meetings may be called only by our board of directors with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our common stock if the stock price appreciates.

      We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, you will not experience a return on your investment, unless the price of our common stock appreciates and you sell your shares of common stock.

Our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      We market our products worldwide and have operations in Canada and the United Kingdom. As a result, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Working funds necessary to facilitate the short-term operations of our foreign subsidiaries are kept in the local currencies in which they do business. Approximately 8% of our total revenues were denominated in currencies other than the U.S. dollar for the nine months ended July 31, 2002.

USE OF PROCEEDS

       We will receive no proceeds from the sale by the selling stockholders of the shares of our common stock in connection with this prospectus.

SELLING STOCKHOLDERS

       The following tables set forth as of November 4, 2002 the respective number of shares of our common stock owned and offered hereby by each selling stockholder which may be sold from time to time by such selling stockholders pursuant to this prospectus. This information has been obtained from the selling stockholders. Because the selling stockholders may sell all or any portion of their shares of our common stock offered by this prospectus, we cannot provide an exact number of shares the selling stockholders will hold after completion of this offering.

      Except as indicated in the footnotes to these tables, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC.

NetSchools Selling Stockholders

			Shares Owned
		Number of	After This Offering(1)
	Number of Shares	Shares to be
Name of	Owned Prior to This	Sold in This	Number of
Selling Stockholder	Offering	Offering	Shares	Percent

ING Furman Selz Investors III L.P.(2)(6)	693,547	693,547	0	0.0%
ING Barings U.S. Leveraged Equity Plan LLC(3)(6)	210,915	210,915	0	0.0%
ING Barings Global Leveraged Equity Plan Ltd.(4)(6)	90,875	90,875	0	0.0%
H&Q NetSchools Investors, L.P.(5)	4,661	4,661	0	0.0%

(1)	The information set forth in these columns assumes the selling stockholders will sell all of the shares being offered hereby.

(2)	The number of shares of common stock listed as owned represents (i) 277,571 shares that were issued to ING Furman Selz Investors III, L.P. on May 9, 2002, in connection with the NetSchools acquisition (ii) 138,402 shares issuable to ING Furman Selz Investors III, L.P. upon exercise of the warrants issued in connection with the NetSchools acquisition, and (iii) 277,574 shares owned by ING Furman Selz Investors III, L.P. which are held in escrow under our merger agreement with NetSchools. During the one-year indemnification period in connection with the NetSchools acquisition, ING Furman Selz Investors III, L.P. is entitled to vote such shares and receive dividends thereon, but may not transfer or encumber such shares.

(3)	The number of shares of common stock listed as owned represents (i) 84,413 shares that were issued to ING Barings U.S. Leveraged Equity Plan LLC on May 9, 2002, in connection with the NetSchools acquisition, (ii) 42,090 shares issuable to ING Barings U.S. Leveraged Equity Plan LLC upon exercise of the warrants issued in connection with the NetSchools acquisition and (iii) 84,412 shares owned by ING Barings U.S. Leveraged Equity Plan LLC which are held in escrow under our merger agreement with NetSchools. During the one-year indemnification period in connection with the NetSchools acquisition, ING Barings U.S. Leveraged Equity Plan LLC is entitled to vote such shares and receive dividends thereon, but may not transfer or encumber such shares.

(4)	The number of shares of common stock listed as owned represents (i) 36,370 shares that were issued to ING Barings Global Leveraged Equity Plan Ltd. on May 9, 2002, in connection with the NetSchools acquisition, (ii) 18,135 shares of common stock issuable to ING Barings Global Leveraged Equity Plan Ltd. upon the exercise of the warrants issued in connection with the NetSchools acquisition and (iii) 36,370 shares owned by ING Barings Global Leveraged Equity Plan Ltd. which are held in escrow under our merger agreement with NetSchools. During the one-year indemnification period in connection with the acquisition, ING Barings Global Leveraged Equity Plan Ltd. is entitled to vote such shares and receive dividends thereon, but may not transfer or encumber such shares.

(5)	The number of shares of common stock listed as owned represents (i) 1,644 shares that were issued to H&Q NetSchools Investors, L.P. on May 9, 2002, in connection with the NetSchools acquisition, (ii) 1,373 shares issuable to H&Q NetSchools Investors, L.P. upon exercise of the warrants issued in connection with the NetSchools acquisition and (iii) 1,644 shares owned by H&Q NetSchools Investors, L.P. which are held in escrow under our merger agreement with NetSchools. During the one-year indemnification period in connection with the NetSchools acquisition, H&Q NetSchools Investors, L.P. is entitled to vote such shares and receive dividends thereon, but may not transfer or encumber such shares.

(6)	FS Private Investments III LLC serves as the manager of ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan Ltd. Brian P. Friedman and James L. Luikhart are the managing members of FS Private Investments III LLC and as such may be deemed to share voting and investment power with respect to shares of our common stock owned by such entities. Mr. Friedman and Mr. Luikhart disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

Learning Elements Selling Stockholders

	Number of
	Shares Owned
	Prior to This Offering
				Shares Owned
		Maximum	Number of	After This Offering(3)
		Number	Shares to be
Name of	Number of	of Escrow	Sold in This	Number of
Selling Stockholder	Shares	Shares(1)	Offering(2)	Shares	Percent

Eric Robert Allen	1,782	198	1,980	0	0.0%
Robert R. Anderson	1,782	198	1,980	0	0.0%
Paul R. & Katherine M. Arnold Revocable Trust	3,565	396	3,961	0	0.0%
Albert J. Bidwick, III & Jane P. Bidwick Tenants-in-Common	1,782	198	1,980	0	0.0%
James T. & Francine G. Brady, Joint Tenancy	3,565	396	3,961	0	0.0%
Todd Brekhus	27,279	3,031	30,310	0	0.0%
Brobeck, Phleger & Harrison LLP	2,139	237	2,376	0	0.0%
Michael J. Donegan	1,782	198	1,980	0	0.0%
Clyde A. Files	1,782	198	1,980	0	0.0%
David M. Gilson	1,782	198	1,980	0	0.0%
Rammy Gold	1,782	198	1,980	0	0.0%
Donald M. Hill	4,546	505	5,051	0	0.0%
Warren T. Lazarow	267	29	296	0	0.0%
Learning Works, LLC	8,405	933	9,338	0	0.0%
Paul and Adrianne Mittentag, Joint Tenancy	1,782	198	1,980	0	0.0%

	Number of
	Shares Owned
	Prior to This Offering
				Shares Owned
		Maximum	Number of	After This Offering(3)
		Number	Shares to be
Name of	Number of	of Escrow	Sold in This	Number of
Selling Stockholder	Shares	Shares(1)	Offering(2)	Shares	Percent

Douglas S. Perry & Catherine J. Boyne, Joint Tenancy	1,069	118	1,187	0	0.0%
Robert N. Pickron & Matsuko I. Pickron Tenants-in-Common	1,782	198	1,980	0	0.0%
Portage Interactive LLC	4,492	498	4,990	0	0.0%
Steven B. Prince Revocable Trust & Stephanie G. Prince Revocable Trust, Tenants-in-Common	1,782	198	1,980	0	0.0%
Jorge A. Ramos	2,139	237	2,376	0	0.0%
Stephen A. Riddick	267	29	296	0	0.0%
Robert Samit	3,565	396	3,961	0	0.0%
Carole P. Samuels	160,470	17,831	178,301	0	0.0%
Craig A. Samuels	106,980	11,887	118,867	0	0.0%
Sherer Digital Animation, Inc.	1,069	118	1,187	0	0.0%
Donald Slowinski	2,005	222	2,227	0	0.0%
Lewis Solomon	2,674	297	2,971	0	0.0%
James H. Stebbins IRA	2,496	277	2,773	0	0.0%
Watson Small-Cap Partners I, LP	16,607	1,845	18,452	0	0.0%
Watson Small-Cap Fund, Ltd.	3,598	399	3,997	0	0.0%
Watson Small-Cap Partners II, LP	1,189	132	1,321	0	0.0%
Stephen Watson	3,565	396	3,961	0	0.0%

(1)	Represents up to 42,202 shares of common stock that may be distributed to the Learning Element selling stockholders upon distribution of shares of common stock held in escrow in connection with the Learning Elements acquisition.

(2)	Includes the maximum number of shares of common stock that may be distributed to certain Learning Element selling stockholders upon distribution of shares of common stock held in escrow in connection with the Learning Elements acquisition.

(3)	The information set forth in these columns assumes the selling stockholders will sell all of the shares being offered hereby.

      Unless otherwise indicated, the selling stockholders identified above may sell, transfer or otherwise dispose of all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell all, part or none of the securities listed above.

PLAN OF DISTRIBUTION

       The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling stockholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser or shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders and broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Neither the selling stockholders nor we can presently estimate the amount of such commission or discount. We know of no existing arrangements between the selling stockholders and any broker-dealers or agents.

EXPENSES

       We have agreed to pay the expenses incurred in connection with the preparation and filing of this prospectus and the related registration statement, except for commissions of brokers or dealers and any transfer fees incurred in connection with the sales of our common stock by the selling stockholders, which will be paid by the selling stockholders. We have also agreed to pay the fees and expenses incurred in connection with the registration or qualification of the common stock for sale under state securities laws.

LEGAL MATTERS

       The validity of the shares of our common stock will be passed upon for us by Winston & Strawn, Chicago, Illinois.

EXPERTS

       The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

       We file annual, quarterly, and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

      This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. You should refer to the exhibits attached to the registration statement. The references to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may review a copy of the registration statement at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference rooms. Our SEC filings and registration statements can also be reviewed by accessing the SEC’s Internet site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below filed by us (File No. 0-20842) with the SEC until all of the shares offered by this prospectus are sold:

•	Annual Report on Form 10-K for the fiscal year ended October 31, 2001 filed with the SEC on January 29, 2002;

•	Current report on Form 8-K, dated May 23, 2002, as amended on July 22, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended July 31, 2002, April 30, 2002 and January 31, 2002, filed with the SEC on September 16, 2002, June 14, 2002 and March 18, 2002, respectively;

•	Proxy Statement for 2001 Annual Meeting of Stockholders on Schedule 14A filed February 4, 2002;

•	the description of our common stock, par value, $.01 per share, which is contained in the registration statement on Form 8-A filed with the SEC on November 12, 1992 under the Exchange Act of 1934, including any subsequent amendment or any report filed for the purpose of updating such description; and

•	All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

      Any statement contained in a document or a portion of which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to PLATO Learning, Inc., 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, Attention: Investor Relations, Telephone: (952) 832-1000.